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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)

                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)

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                                McM CORPORATION
                           (Name of Subject Company)

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                         IAT REINSURANCE SYNDICATE LTD.
                                      AND

                                PETER R. KELLOGG
                                    (Bidder)

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                         COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

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                                   552674103
                     (CUSIP Number of Class of Securities)

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                              MARGUERITE R. GORMAN
                                   SECRETARY
                         IAT REINSURANCE SYNDICATE LTD.
                           C/O SPEAR, LEEDS & KELLOGG
                                  120 BROADWAY
                            NEW YORK, NEW YORK 10271
                           TELEPHONE: (212) 433-7072
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                                    COPY TO:
                             ROBIN L. HINSON, ESQ.
                       ROBINSON, BRADSHAW & HINSON, P.A.
                            1900 INDEPENDENCE CENTER
                             101 NORTH TRYON STREET
                        CHARLOTTE, NORTH CAROLINA 28246
                           TELEPHONE: (704) 377-2536

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
 CUSIP No.       552674103           SCHEDULE 14D-1 and SCHEDULE 13D
              ---------------

    1      NAME OF REPORTING PERSONS S.S. OR I.R.S.
           IDENTIFICATION NO. OF ABOVE PERSONS
           IAT REINSURANCE SYNDICATE LTD.
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                         (b)  [ ]
    3      SEC USE ONLY
    4      SOURCE OF FUNDS
           WC
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                               [ ]
           REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           BERMUDA
    7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0(1)
    8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                                  [ ]
           EXCLUDES CERTAIN SHARES
    9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0%(1)
   10      TYPE OF REPORTING PERSON
           IC, CO

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(1) IAT Reinsurance Syndicate Ltd. is party to (i) a Trust Purchase Agreement
    (as defined herein) pursuant to which it has agreed, among other things and conditioned upon the consummation of the Offer (as defined herein) to purchase 658,900 shares of Common Stock, (as hereinafter defined) of McM Corporation from the McMillen Trust for $3.65 per share, and (ii) a Tender Agreement (as defined herein) with each director of McM Corporation, pursuant to which such directors have agreed to (A) tender, or cause to be tendered, approximately 481,932 shares of Common Stock in the Offer, and (B) to cancel approximately 157,962 options to purchase shares of Common Stock held by such directors in return for a per share cash payment equal to the positive difference, if any, between $3.65 and the exercise price for such share. IAT Reinsurance Syndicate Ltd. disclaims beneficial ownership of such shares.
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

 CUSIP No.       552674103           SCHEDULE 14D-1 and SCHEDULE 13D
              ---------------

    1      NAME OF REPORTING PERSONS S.S. OR I.R.S.
           IDENTIFICATION NO. OF ABOVE PERSONS
           PETER R. KELLOGG
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                         (b)  [ ]
    3      SEC USE ONLY
    4      SOURCE OF FUNDS
           N/A
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                               [ ]
           REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
    7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0(1)
    8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                                  [ ]
           EXCLUDES CERTAIN SHARES
    9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0%(1)
   10      TYPE OF REPORTING PERSON
           IN

---------------

(1) IAT Reinsurance Syndicate Ltd. is party to (i) a Trust Purchase Agreement pursuant to which it has agreed, among other things and conditioned upon the consummation of the Offer to purchase 658,900 shares of Common Stock of McM Corporation from the McMillen Trust for $3.65 per share, and (ii) a Tender Agreement with each director of McM Corporation, pursuant to which such directors have agreed to (A) tender, or cause to be tendered, approximately 481,932 shares of Common Stock in the Offer, and (B) to cancel approximately 157,962 options to purchase shares of Common Stock held by such directors in return for a per share cash payment equal to the positive difference, if any, between $3.65 and the exercise price for such share. Peter R. Kellogg, holder of 100% of the voting securities of IAT Reinsurance Syndicate Ltd., disclaims beneficial ownership of such shares.

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


     This Amendment No. 3 (this "Amendment No. 3") is to the Tender Offer Statement on Schedule 14D-1, as amended (the "Statement"), that relates to the offer by IAT Reinsurance Syndicate Ltd., a Bermuda corporation ("Purchaser"), to purchase up to 35% of the outstanding shares (the "Shares") of Common Stock, par value $1.00 per Share (the "Common Stock"), of McM Corporation, a North Carolina corporation (the "Company"), at a price of $3.65 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated July 23, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), copies of which are attached to the Statement as Exhibits (a)(1) and (a)(2), respectively.



     This Amendment No. 3 also constitutes Amendment No. 3 to the statement on
Schedule 13D with respect to the acquisition by Purchaser and Peter R. Kellogg, the holder of 100% of the voting securities of Purchaser (the "Shareholder"), of beneficial ownership of all Shares to be purchased pursuant to this Statement and all Shares to be purchased pursuant to the Trust Purchase Agreement (as defined herein) described in Item 7 of this Statement. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.



     Capitalized terms used in this Amendment No. 3 but not defined herein have the meanings assigned to such terms in the Offer to Purchase and the Statement.


11. MATERIAL TO BE FILED AS EXHIBITS

     Item 11 is hereby amended by adding the following, which is attached hereto as an exhibit:


        (a)(13)  Text of Press Release dated September 23, 1998.


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          IAT REINSURANCE SYNDICATE LTD.

                                                        By:    /s/ Peter R. Kellogg
                                                               ---------------------------------------
                                                        Name:  Peter R. Kellogg
                                                        Title: President

                                                        By:    /s/ Marguerite R. Gorman
                                                               ---------------------------------------
                                                        Name:  Marguerite R. Gorman
                                                        Title: Secretary


September 23, 1998


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                               /s/ Peter R. Kellogg
                                                               ---------------------------------------
                                                               Peter R. Kellogg


September 23, 1998


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